UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:    333-107900-01

Fort James Operating Company

(Exact name of registrant as specified in its charter)

133 Peachtree Street, N.E.

Atlanta, Georgia 30303

(404) 652-4000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Guarantee of 7.375% Senior Notes due 2008 of Georgia-Pacific Corporation

Guarantee of 8.875% Senior Notes due 2010 of Georgia-Pacific Corporation

Guarantee of 9.375% Senior Notes due 2013 of Georgia-Pacific Corporation

Guarantee of 8.00% Senior Notes due 2014 of Georgia-Pacific Corporation

Guarantee of 6.875% Senior Notes due 2007 of Fort James Corporation

Guarantee of 9.25% Debentures due 2021 of Fort James Corporation

Guarantee of 7.75% Debentures due 2023 of Fort James Corporation

(Title of each class of securities covered by this Form)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Fewer than 300

Pursuant to the requirements of the Securities Exchange Act of 1934, Fort James Operating Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	December 23, 2005	By:	/s/ William C. Smith III
		Name:	William C. Smith III
		Title:	Secretary

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.